Exhibit 11

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

NET LOSS PER SHARE

Computation of net loss per share
(in thousands, except per share data)

	Three months ended March 31,
	2006	2005

Net loss	$(3,042)	$(1,226)
Weighted average shares of common stock outstanding	72,713	71,871
Weighted average shares of common stock held for former Women.com stockholders not yet tendered	50	55
Weighted average shares of common stock held for former Promotions.com stockholders not yet tendered	2	2
Adjusted weighted average shares of common stock outstanding used in computing basic and diluted net loss per share	72,765	71,928
Basic and diluted net loss per share	$(0.04)	$(0.02)